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EXHIBIT 99.20
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Contact:          Jerry B. Hook, Ph.D.
                  President & CEO
                  Sparta Pharmaceuticals, Inc.
                  (215) 442-1700, ext. 205

FOR IMMEDIATE RELEASE

            Sparta Pharmaceuticals, Inc. Announces Award of $750,000
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         Horsham, PA, September 22, 1997 -- Sparta Pharmaceuticals, Inc.
(Nasdaq: SPTA, SPTAU, SPTAW, SPTAZ and SPTAL) announced today that the Company has been awarded a Phase 2 Small Business Innovation Research (SBIR) Grant by the National Institute of Neurological Disorders and Stroke (NINDS).

This $750,000 grant will be received over two years. The grant entitled "A Novel Recombinant Serpin for the Treatment of Stroke" will provide funds for the continued development of the Company's most advanced serine protease inhibitor, LEX 032, for the treatment of reperfusion injury. LEX 032 has the potential of benefitting stroke patients after treatment with a thrombolytic agent such as tPA and other acute life threatening inflammatory conditions such as ARDS and traumatic injury. The specific goals of the grant are to scale-up manufacturing, develop additional preclinical efficacy data and complete initial toxicology studies.

Dr. Jerry B. Hook, Sparta's President and Chief Executive Officer, said "Receiving this grant is a major event for the Company. The award provides resources for the development of this promising asset and also provides peer review validation of the science underpinning this compound."

Sparta is a development stage pharmaceutical company engaged in the business of acquiring rights to, and developing for commercialization, technologies and drugs for the treatment of a number of life threatening diseases including cancer, cardiovascular disorders and inflammation. The Company has focused on acquiring compounds that have been previously tested in humans and animals and technologies that may improve the delivery or targeting of previously tested, and in some cases marketed, anticancer agents. Sparta's foundation in cancer chemotherapy has been augmented by the addition of new technology in the rapidly expanding field of serine protease inhibitors. Serine protease inhibitors have wide applications in diverse fields such as inflammation, reperfusion injury and stroke.

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